                                                                        2002 - 3

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549

                                     -------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

        For the period commencing February 7, 2002 through April 16, 2002

                                     -------


                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                            -------------------------
                              (Name of registrant)


       Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands


             -------------------------------------------------------
                    (Address of principal executive offices)


            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                            Andrew D. Soussloff, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended March 31, 2002, dated April 16, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 16th day of April, 2002.



                      KONINKLIJKE PHILIPS ELECTRONICS N.V.


                             /s/ G.J. KLEISTERLEE
                             ----------------------
                                 G.J. KLEISTERLEE
                                   (President,
                      Chairman of the Board of Management)


                               /s/ J.H.M. HOMMEN
                             ----------------------
                                   J.H.M. HOMMEN
                    (Vice-Chairman of the Board of Management
                          and Chief Financial Officer)

                              1st QUARTERLY REPORT
                                 APRIL 16, 2002


      REPORT ON THE PERFORMANCE OF THE PHILIPS GROUP

-     all amounts in millions of euros unless otherwise stated

-     the quarterly data included in this report are unaudited

- financial reporting is changed to US GAAP - last year's figures have been restated

      PHILIPS REPORTS A NET PROFIT OF EUR 9 MILLION IN THE FIRST QUARTER OF 2002

- NET PROFIT OF EUR 9 MILLION, HELPED BY HIGHER MARGINS AND MUCH IMPROVED RESULTS AT UNCONSOLIDATED COMPANIES

-     COST REDUCTION PROGRAMS ARE ON-TRACK

-     ONGOING IMPROVEMENTS IN SUPPLY CHAIN MANAGEMENT

-     NET DEBT : GROUP EQUITY RATIO OF 28:72

-     US GAAP APPLIED

      THE FIRST QUARTER 2002

      SALES IN THE SEMICONDUCTORS AND COMPONENTS SECTORS OF ROYAL PHILIPS ELECTRONICS SHOWED AN IMPROVING TREND DURING THE QUARTER. LIGHTING EXPERIENCED LOWER SALES DUE TO DIFFICULT MARKET CONDITIONS. SALES AT MEDICAL SYSTEMS GREW STRONGLY AS A RESULT OF ACQUISITIONS. GROUP SALES WERE 7% LOWER THAN THE FIRST QUARTER OF 2001 WHEN MARKETS WERE STILL STRONG.

      PHILIPS REALIZED A NET PROFIT OF EUR 9 MILLION (EUR 0.01 PER SHARE) VERSUS EUR 93 MILLION (EUR 0.07 PER SHARE) IN THE FIRST QUARTER OF 2001. THE COST REDUCTION PROGRAMS ARE ON-TRACK; SO FAR ANNUALIZED SAVINGS OF APPROXIMATELY EUR 130 MILLION HAVE BEEN REALIZED, NOT INCLUDING THE COST SYNERGIES AT MEDICAL SYSTEMS. IMPROVED MARGINS IN VARIOUS BUSINESSES HAD A POSITIVE IMPACT ON FIRST QUARTER'S INCOME FROM OPERATIONS COMPARED TO THE FOURTH QUARTER OF LAST YEAR. HIGHER PENSION COSTS NEGATIVELY AFFECTED GROUP INCOME FROM OPERATIONS IN THE FIRST QUARTER WITH APPROXIMATELY EUR 150 MILLION. RESULTS RELATING TO UNCONSOLIDATED COMPANIES IMPROVED SIGNIFICANTLY, WITH LG.PHILIPS LCD IN PARTICULAR MAKING A STRONG CONTRIBUTION OF EUR 37 MILLION COMPARED TO A LOSS OF EUR 25 MILLION LAST YEAR (EXCLUDING AMORTIZATION OF GOODWILL). AS A RESULT OF IMPROVED SUPPLY CHAIN MANAGEMENT AND REDUCED CAPITAL EXPENDITURES THE NET DEBT : GROUP EQUITY RATIO CAME TO 28:72.

                        GERARD KLEISTERLEE, PHILIPS' PRESIDENT AND CEO:

                        "It seems that the worst slump in recent business history is behind us now, and that we begin to see the start of a new upturn in the business cycle. We are encouraged by the improved performance in many of our businesses, especially in Semiconductors and Components, supported by a record Q1 performance at DAP, strong sales growth at Medical Systems, and good performance at CE in Europe. Our cost reduction programs are beginning to pay off and should pick-up speed in the second half of the year, when the cost synergies at Medical Systems start to make an impact. Our balance sheet provides us with a solid foundation for the transformation Philips is undergoing, and through strict capital management and diligent control of costs and investments, we plan to keep it strong."

NET INCOME EXCLUDING SPECIAL ITEMS
in millions of euros unless otherwise stated

                                                                Q1           Q1
                                                              2002         2001
                                                            ------       ------
As published                                                     9           93
   per common share in euros --
   basic                                                      0.01         0.07
Special items:
   Affecting income from operations                             58          (52)
   Affecting financial income and
   expenses                                                     67            0
   Affecting results from
   unconsolidated companies                                    (91)          (5)
   Taxes related to special items                              (15)          25
                                                            ------       ------
Excluding special items                                        (10)         125
   per common share in euros --
   basic                                                     (0.01)        0.10

GROUP SALES AND COMPOSITION OF CHANGES (%) in millions of euros unless otherwise stated

                                                                Q1           Q1
                                                              2002         2001
                                                            ------       ------
Philips group sales                                          7,598        8,208
% change from the previous year:
Nominal change                                                  (7)          (1)
   Consolidation changes                                         4            0
   Currency effects                                              1            3
Comparable change                                              (12)          (4)
   Prices                                                       (7)          (6)
   Volume                                                       (5)           2

SALES BY SECTOR
in millions of euros unless otherwise stated

                                                                 % change
                                                           --------------------
                                        Q1         Q1      nominal       compa-
                                      2002       2001                     rable
                                   -------     -------     -------      -------
Lighting                             1,228       1,295          (5)          (7)
Cons. Electronics                    2,200       2,685         (18)         (13)
DAP                                    454         440           3            3
Components                             506         934         (46)         (11)
Semiconductors                       1,010       1,420         (29)         (30)
Medical Systems                      1,664         824         102           10
Miscellaneous                          536         610         (12)         (14)
                                   -------     -------     -------      -------
Philips group                        7,598       8,208          (7)         (12)

*  adjusted for changes in currencies and consolidations


GROUP SALES AND INCOME

In general, the first quarter of the year seems to confirm that markets are bottoming out, and inventory corrections have stopped, but overall market conditions are still fragile. The US economy is showing some positive signs, including a recovery of consumer and business confidence to pre-September 11 levels. Economic conditions in Europe were slightly weaker, caused by lower exports. The economies in Latin America remained depressed as the turmoil in Argentina and weakness in Brazil affected the whole region. Business conditions in Asia Pacific are developing very well, with China and Korea standing out.

SALES in the first quarter came to EUR 7,598 million, a decrease of 7% over a year ago. Changes in the group portfolio on balance had a positive effect of 4%, driven by the newly acquired companies at Medical Systems. Price erosion declined from 9% in the fourth quarter of 2001 to 7% in the first quarter of 2002. The decline in sales volume versus last year occurred mainly in the more cyclical sectors Consumer Electronics, Components and Semiconductors. Sales at Medical Systems continued to grow strongly, while sales at Domestic Appliances and Personal Care (DAP) rose by 3%. Lighting sales were negatively affected by lower demand in Luminaires and difficult market conditions in Latin America.

INCOME FROM OPERATIONS for the first quarter of 2002 came to a profit of EUR 73 million (1.0% of sales) and included special items totaling a positive EUR 58 million:

- a EUR 40 million currency translation gain from the liquidation of certain Components activities in Japan;

-     a EUR 40 million gain related to sale of the CRT glass activities;

-     a gain of EUR 33 million related to real-estate transactions;

-     acquisition related charges at Medical Systems of EUR 22 million;

INCOME FROM OPERATIONS
in millions of euros

                                                                Q1           Q1
                                                              2002         2001
                                                            ------       ------
Income from operations
   excluding special items and
   amortization of goodwill                                     15          410

Special items                                                   58          (52)

Amortization of goodwill                                         0          (45)
                                                            ------       ------
Income from operations                                          73          313

INCOME FROM OPERATIONS BY SECTOR
in millions of euros

                                                                Q1           Q1
                                                              2002         2001
                                                            ------       ------
Lighting                                                       152          202
Consumer Electronics                                            45          (99)
DAP                                                             65           53
Components                                                      19          (77)
Semiconductors                                                (103)         231
Medical Systems                                                 27            1
Miscellaneous                                                  (49)          21
Unallocated                                                    (83)         (19)
                                                            ------       ------
Philips group                                                   73          313

RESULTS RELATING TO UNCONSOLIDATED COMPANIES in millions of euros

                                                                Q1           Q1
                                                              2002         2001
                                                            ------       ------
Results excluding special items
and amortization of goodwill                                    72           (5)

Special items                                                  (91)          (5)

Amortization of goodwill                                       (24)         (63)
                                                            ------       ------
Total                                                          (43)         (73)


- disentanglement costs of EUR 10 million related to the sale of the fax business to Sagem S.A.;

- restructuring charges of EUR 23 million, notably in the Optical Storage business of Components.

Income from operations, when adjusted for special items and amortization of goodwill, decreased from EUR 410 million in 2001 to EUR 15 million in 2002, reflecting the still difficult business conditions, compared with the first quarter last year. Increased pensions costs, predominantly due to reduction of pension credits in the Netherlands, negatively affected group income in the first quarter by approximately EUR 150 million.

Income from operations of a loss of EUR 103 million at Semiconductors decreased by EUR 334 million compared to the first quarter of last year, but improved by almost EUR 124 million (excluding special items) compared to the fourth quarter of last year. The improvement at Consumer Electronics of EUR 144 million was mainly related to the new business model for mobile phones and related special charges of EUR 74 million recorded last year, as well as improved results at CE outside the U.S.

FINANCIAL INCOME AND EXPENSES amounted to a net expense of EUR 20 million and included a gain of EUR 67 million related to the sale of a portion of ASML securities. The net interest expenses increased by EUR 36 million due to a higher debt level, but were almost offset by foreign exchange gains.

INCOME TAXES are based on an effective rate of 21%, excluding the aforementioned gain on the sale of ASML shares, which is not taxable.

Philips' RESULTS RELATING TO UNCONSOLIDATED COMPANIES amounted to a loss of EUR 43 million in the first quarter, versus a loss of EUR 73 million last year. Results relating to unconsolidated companies, excluding special items and goodwill amortization, improved strongly. Philips' share of restructuring charges at LG.Philips Displays amounted to EUR 91 million.

RESULTS RELATING TO UNCONSOLIDATED COMPANIES (EXCLUDING SPECIAL ITEMS AND AMORTIZATION OF GOODWILL) in millions of euros

                                                                Q1           Q1
                                                              2002         2001
                                                            ------       ------
SSMC                                                           (16)         (23)
LG.Philips LCD                                                  37          (25)
LG.Philips Displays                                              1           --
Others                                                          50           43
                                                            ------       ------
Total                                                           72           (5)


As the results related to Atos Origin are reported on a three-month delay basis, amortization of goodwill of EUR 24 million referring to the fourth quarter of 2001 was included.

Results from LG.Philips LCD were encouraging due to rising demand and price increases in recent months. LG.Philips Displays achieved a break-even result, excluding special items. The CRT market, in general, although still difficult, especially with pressure from the LCD products, has stabilized.

         CASH FLOWS AND FINANCING

                [CASH FLOW FROM OPERATING ACTIVITIES BAR CHART]

                       CASH FLOW FROM OPERATING ACTIVITIES
                              in millions of euros

                                              (500)
                             Q1 2001          (349)
                             Q2 2001          (250)
                             Q3 2001           160
                             Q4 2001         1,687
                             Q1 2002           (54)


                    [INVENTORIES AS A % OF SALES BAR CHART]

                           INVENTORIES AS A % OF SALES

                             Q1 2001          15.6
                             Q2 2001          16.0
                             Q3 2001          14.9
                             Q4 2001          13.3
                             Q1 2002          14.0


                      [NET DEBT AND GROUP EQUITY BAR CHART]

                            NET DEBT AND GROUP EQUITY
                              in billions of euros

               group equity       net debt      net debt : group equity ratio
   Q1 2001         22.5             4.5                   17:83
   Q2 2001         21.8             5.3                   20:80
   Q3 2001         19.0             6.9                   27:73
   Q4 2001         19.4             7.0                   26:74
   Q1 2002         18.5             7.2                   28:72

         The first quarter 2002 generated a cash outflow from operating activities of EUR 54 million, approximately EUR 300 million better than the first quarter of last year. Improvements came entirely from the improved working capital management.

         Inventories as a percentage of sales were 14.0% compared to 15.6% in the first quarter of 2001. All sectors contributed strongly. The cash conversion cycle showed continued improvements.

         Cash used for investing activities of EUR 187 million in this quarter was EUR 648 million lower than in the first quarter of last year. The largest cash outflow came from a EUR 120 million final settlement payment to LGE for the CRT joint venture transaction. In addition, approximately EUR 100 million cash was used for a planned capital increase to SSMC and the Ishoni investment at Semiconductors. The partial sale of ASML securities resulted in a cash inflow of EUR 72 million. Capital expenditures for the quarter amounted to EUR 225 million and were reduced significantly compared to the level of EUR 753 million in last year's first quarter. Disposals of properties resulted in a cash inflow of EUR 219 million.

         Due to both the lower working capital and the lower investments, cash flow before financing was EUR 241 million negative, which represented an improvement of EUR 943 million compared with the first quarter of 2001.

         The net debt : group equity ratio came to 28:72 compared to 26:74 at the end of 2001. Net debt increased by EUR 248 million in the first quarter of 2002, mainly due to financing needs for investing activities. Group equity decreased in the same quarter by EUR 889 million and was negatively impacted by the dividend payable, amounting to EUR 459 million, and a fair-value adjustment for certain financial assets of EUR 482 million.

                             [EMPLOYEES BAR CHART]

                                   EMPLOYEES
                       position at the end of the quarter
                                   thousands

                             Q1 2001        219,399
                             Q2 2001        212,390
                             Q3 2001        191,545
                             Q4 2001        188,643
                             Q1 2002        186,090

         The market value of our investments in publicly quoted companies, as of March 31, 2002, exceeded book value by EUR 10.3 billion. The market value of certain securities (particularly Vivendi Universal) is currently below cost. If this situation continues, it could lead to impairment in the second half of 2002.

         EMPLOYMENT

         At the end of March 2002, the number of employees was 186,090, a decrease of 2,553 over the position as per end December, 2001. Excluding portfolio changes of 218, staffing levels were reduced by 2,335. The reduction was particularly strong at Consumer Electronics.

         SALES AND INCOME FROM OPERATIONS PER SECTOR

          LIGHTING: KEY DATA
          ---------------------------------------------------------------------
          in millions of euros unless otherwise stated            Q1         Q1
                                                                2002       2001
                                                             -------    -------
          Sales                                                1,228      1,295
          Sales growth
            % increase, nominal                                   (5)         6
            % increase, comparable                                (7)         3

          Income from operations                                 152        202

          IFO excluding special items and
          amortization of goodwill:                              151        204
            in % of sales                                       12.3       15.8

          Net operating capital (NOC)                          2,002      2,116

          Number of employees (FTEs)                          47,741     48,387


          CONSUMER ELECTRONICS: KEY DATA
          ---------------------------------------------------------------------
          in millions of euros unless otherwise stated            Q1         Q1
                                                                2002       2001
                                                             -------    -------
          Sales                                                2,200      2,685
          Sales growth
            % increase, nominal                                  (18)        (5)
            % increase, comparable                               (13)        (7)

          Income from operations                                  45        (99)

          IFO excluding special items and
          amortization of goodwill:                               52        (22)
            in % of sales                                        2.4       (0.9)

          Net operating capital (NOC)                            677      1,632

          Number of employees (FTEs)                          26,526     35,829


          DAP: KEY DATA
          ---------------------------------------------------------------------
          in millions of euros unless otherwise stated            Q1         Q1
                                                                2002       2001
                                                             -------    -------
          Sales                                                  454        440
          Sales growth
            % increase, nominal                                    3         15
            % increase, comparable                                 3          1

          Income from operations                                  65         53

          IFO excluding special items and
          amortization of goodwill:                               67         56
            in % of sales                                       14.8       12.7

          Net operating capital (NOC)                            705        742

          Number of employees (FTEs)                           9,420     10,209

         Sales in the Lighting sector dropped by 5%, partly due to the transfer of its battery activity to Consumer Electronics. Sales in Asia Pacific continued their positive trend. North American sales levels were maintained, in spite of a weak market. Sales in Latin America were adversely affected by the poor economic environment. The lower European turnover was entirely caused by lower sales in Luminaires, where market conditions are difficult. Automotive Lighting continued to show growth. Focused cost management, as well as the normal seasonal effect in the first quarter, supported an increase of the IFO margin over the fourth quarter of 2001 by 2.1%, to 12.3%.
         The sales decline in Consumer Electronics amounted to 18%, and was caused by weaker performance of the Audio and VCR activities. The redesigned GSM business and the refocused strategy for set-top boxes, together with a weak set-top box market, led to sales declines.

         TV, DVD and CE Accessories showed growth.

         Improvement in income from operations versus last year was mainly caused by the new business model for mobile phones and an insurance payout of EUR 16 million. Last year included a write-off in mobile phones for an amount of EUR 74 million as a special item.

         Consumer Electronics in North America was still loss making, however, the European activities performed well. License income amounted to EUR 73 million, EUR 25 million lower than last year. This decline in income came from expiration of certain patents related to CD, only partly compensated by higher license income related to DVD. Certain activities, previously part of Digital Networks, now reported under Miscellaneous, had a loss of EUR 7 million in the first quarter of 2001.

         Sales of Domestic Appliances and Personal Care continued to develop with impressive growth of the Cool Skin shaver range, the Senseo coffee machine and the Sonicare toothbrush. Despite adverse developments in the Latin

          COMPONENTS: KEY DATA
          -----------------------------------------------------------------
          in millions of euros unless otherwise stated        Q1         Q1
                                                            2002       2001
                                                         -------    -------
          Sales                                              506        934
          Segment revenues                                   556      1,332
          Sales growth
            % increase, nominal                              (46)       (22)
            % increase, comparable                           (11)       (19)

          Income from operations                              19        (77)

          IFO excluding special items and
          amortization of goodwill:                          (47)       (77)
            in % of segment revenues                        (8.5)      (5.8)
            in % of sales                                   (9.3)      (8.2)

          Net operating capital (NOC)                        407      2,621

          Number of employees (FTEs)                      14,206     42,851


          COMPONENTS: SPECIAL ITEMS IN Q1 2002
          -----------------------------------------------------------------
          in millions of euros
          - A charge for restructuring at Optical
            Storage                                                     (14)

          - A gain related to the sale of CRT glass
            activity                                                     40

          - A currency translation gain from the
            liquidation of certain Components
            activities in Japan                                          40
                                                                    -------

          Total special items                                            66

          SEMICONDUCTORS: KEY DATA
          -----------------------------------------------------------------
          in millions of euros unless otherwise stated        Q1         Q1
                                                            2002       2001
                                                         -------    -------
          Sales                                            1,010      1,420
          Segment revenues                                 1,143      1,592
          Sales growth
            % increase, nominal                              (29)        16
            % increase, comparable                           (30)         4

          Income from operations                            (103)       231

          IFO excl. special items and
          amortization of goodwill:                         (103)       243
            in % of segment revenues                        (9.0)      15.3
            in % of sales                                  (10.2)      17.1

          Net operating capital (NOC)                      4,704      5,369

          Number of employees (FTEs)                      32,741     37,160

         American region and downscaling in Japan, the overall sales growth totaled 3%.

         Income from operations came to a first quarter record level of EUR 65 million, traditionally a seasonally weak quarter. The IFO margin (excluding special items and goodwill amortization) increased by 2.1% to 14.8%.

         Sales in the Components sector, excluding the deconsolidation of Display Components, were 11% lower than the first quarter of 2001. A positive trend, however, was seen during the quarter particularly in Mobile Display Systems and Optical Storage. Mobile Display Systems gained 3% market share in volume terms to 24%, and saw some minor price increases.

         Income from operations, excluding special items and amortization of goodwill, was a loss of EUR 47 million, which was a sequential improvement of EUR 97 million, coming from almost all businesses. Certain activities, previously part of Components had a loss of EUR 3 million in the first quarter of 2001 and are now reported under Miscellaneous.

         Semiconductor sales showed positive sequential growth of 7% in the first quarter and utilization rates improved to 50% by the end of March. Improvements were largely visible in the standard analogue businesses and in display-related products. The latter increased because of stronger demand for display drivers.

         Income from operations, although negative, benefited from the higher utilization rates, cost reductions and lower price erosion (9%). Demand from end-markets appears to be picking up, but we remain cautious about the full year outlook. This was reflected in the relatively low level of capital expenditure of EUR 47 million in the first quarter. The book-to-bill ratio for the first quarter was 1.3 compared to 0.9 in the fourth quarter of last year.

          MEDICAL SYSTEMS: KEY DATA
          -----------------------------------------------------------------
          in millions of euros unless otherwise stated        Q1         Q1
                                                            2002       2001
                                                         -------    -------
          Sales                                            1,664        824
          Sales growth
            % increase, nominal                              102         44
            % increase, comparable                            10          6

          Income from operations                              27          1

          IFO excluding special items and
          amortization of goodwill:                           49         48
            in % of sales                                    2.9        5.8

          Net operating capital (NOC)                      5,593      2,830
          Number of employees (FTEs)                      31,105     19,788

          MISCELLANEOUS: KEY DATA
          -----------------------------------------------------------------
          in millions of euros unless otherwise stated        Q1         Q1
                                                            2002       2001
                                                         -------    -------
          Sales                                              536        610
          Sales growth
            % increase, nominal                              (12)       (32)
            % increase, comparable                           (14)        (9)

          Income from operations                             (49)        21

          IFO excluding special items and
          amortization of goodwill:                          (71)       (23)
            in % of sales                                  (13.2)      (3.8)

          Net operating capital (NOC)                        548        731

          Number of employees (FTEs)                      19,616     18,993


          UNALLOCATED: KEY DATA
          -----------------------------------------------------------------
          in millions of euros unless otherwise stated        Q1         Q1
                                                            2002       2001
                                                         -------    -------
            Corporate and regional overheads                 (68)       (83)

            Pensions                                          (7)        56

            Other                                             (8)         8
                                                         -------    -------
          Income from operations                             (83)       (19)

          Number of employees (FTEs)                       4,735      6,182

         The strong sales increase in Medical Systems (102%) is mainly attributable to the new acquisitions of Agilent Healthcare Solutions Group (HSG) and Marconi Medical Systems. In addition, the increase in sales was particularly strong in Magnetic Resonance and X-Ray.

         Special items amounting to EUR 22 million related to the integration costs of the new acquisitions. A provision of EUR 14 million was taken for the risk exposure related to Argentina. A non-recurring adjustment of EUR 12 million for material related costs impacted results unfavorably. Initial results of synergy effects to reduce the cost structure are expected in the second half of the year.

         Sales in Miscellaneous were down by 12% compared with the first quarter 2001. The reduction is mainly attributable to lower sales at Philips Enabling Technologies Group, Philips Business Communications, and Assembleon, although sales were stable compared to the fourth quarter 2001.

         Special items mainly related to:

         - disentanglement costs of EUR 10 million for the fax business;

         - a gain on the sale of properties, mainly in Italy, totaling EUR 33 million.

         No gain was taken on the sale-and-lease-back transactions in Eindhoven, in accordance with US GAAP.

         Income from operations at Unallocated amounted to a loss of EUR 83 million in 2002 compared to a loss of EUR 19 million in 2001. The negative variance was mainly caused by the lower pension credits in The Netherlands and higher pension costs predominantly in the U.S., partly offset by an 18% reduction in corporate and regional overhead costs.

         OUTLOOK

         In general, we see some of our markets strengthening, and economic conditions around the world improving to a degree. We expect that the Semiconductor and Components divisions will show further improvements. We see a stronger market for LCD, in particular, although markets in telecommunications and especially IT remain subdued. In addition, our Lighting business is facing difficult market conditions.

         Since the third quarter of 2001, margin improvements and cost management have been the main drivers for improved results. During the remainder of the year, we will maintain a cautious stance on costs, capital expenditure, working capital and employment. We will continue to be selective with new investments, and be vigilant in maintaining a strong balance sheet.


         Amsterdam, April 16, 2002


         Board of Management


'Safe Harbor' Statement under the Private Securities Litigation Reform Act of
1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

             STATEMENTS OF INCOME

             all amounts in millions of euros unless otherwise stated

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME

                                                        January to March                January to March
                                                                    2002                            2001
                                              --------------------------      --------------------------
Sales                                                              7,598                           8,208
Cost of sales                                                     (5,229)                         (5,616)
                                                              ----------                      ----------
GROSS MARGIN                                                       2,369                           2,592
Research and development expenses                   (759)                           (825)
Selling expenses                                  (1,254)                         (1,143)
General and administrative expenses                 (341)                           (333)
Restructuring and other charges                      (23)                            (86)
                                              ----------                      ----------
                                                                  (2,377)                         (2,387)
Other income (expenses) - net                                         81                             108
                                                              ----------                      ----------
Income (loss) from operations                                         73                             313
Financial income and expenses:
- interest                                          (102)                            (66)
- other                                               82                             (18)
                                              ----------                      ----------
                                                                     (20)                            (84)
                                                              ----------                      ----------
Income before taxes                                                   53                             229
Income taxes                                                           3                             (56)
                                                              ----------                      ----------
Income after taxes                                                    56                             173
Results relating to unconsolidated companies                         (43)                            (73)
Minority interests                                                    (4)                             (7)
--------------------------------------------                  ----------                      ----------
NET INCOME                                                             9                              93

INCOME FROM OPERATIONS
as a % of sales                                                      1.0                             3.8
as a % of net operating capital (RONA)                               2.0                            10.9

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING (IN THOUSANDS):
  (after deduction of treasury stock)
- basic                                                        1,274,920                       1,282,674
- diluted                                                      1,283,694                       1,293,705

Net earnings per common share in euros:
- basic                                                             0.01                            0.07
- diluted                                                           0.01                            0.07

The Group financial statements have been prepared on a basis consistent with US GAAP, which differs in certain respects from Dutch GAAP. The application of US GAAP ensures that the company's financial position is stated on a basis that is best understood by the global financial markets and is applied by a majority of the industry peers. Net income determined in accordance with Dutch GAAP amounted to a loss of EUR 91 million in the first three months of 2002, compared to a profit of EUR 106 million in the same period last year. These aggregate amounts result in basic earnings per common share of a loss of EUR 0.07 in January-March 2002 compared to a profit of EUR 0.08 last year. The most important deviation, is caused by the fact that goodwill is no longer amortized under US GAAP as from January 1, 2002 but instead tested for impairment. Furthermore, results from sale and lease-back transactions are recognized only proportionally during the terms of the lease under US GAAP, whereas under Dutch GAAP these results would have been realized in full.

Balance sheets and additional ratios

all amounts in millions of euros unless otherwise stated



CONSOLIDATED BALANCE SHEETS

                                                         2002          2001          2001
                                                    MARCH 31,      Dec. 31,     March 31,
                                                    ---------     ---------     ---------
Cash and cash equivalents                                 773           890           907
Securities                                                859           692           840
Receivables                                             6,302         6,154         6,517
Inventories                                             4,452         4,290         5,905
Unconsolidated companies                                7,752         7,552         6,599
Other non-current financial assets                      2,131         2,789         3,443
Non-current receivables                                 3,413         3,596         2,657
Property, plant and equipment                           7,489         7,718         9,612
Intangible assets - net                                 5,563         5,521         3,382
-----------------------------------------------     ---------     ---------     ---------
TOTAL ASSETS                                           38,734        39,202        39,862

Accounts payable and other liabilities                  8,168         8,234         8,205
Dividend payable                                          459            --           462
Debt                                                    7,997         7,866         5,394
Provisions                                              3,637         3,740         3,338
Minority interests                                        199           202           483
Stockholders' equity                                   18,274        19,160        21,980
-----------------------------------------------     ---------     ---------     ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             38,734        39,202        39,862

Ratios

Stockholders' equity,                                  18,274        19,160        21,980
  per common share in euros                             14.32         15.04         17.17

Inventories as a % of sales                              14.0          13.3          15.6
Outstanding trade receivables, in months' sales           1.7           1.5           1.6
Net debt : group equity ratio                           28:72         26:74         17:83

NUMBER OF COMMON SHARES
  OUTSTANDING AT THE END OF PERIOD

- shares in thousands                               1,275,847     1,274,172     1,280,198

Stockholders' equity determined in accordance with Dutch GAAP amounted to EUR 17,962 million as of March 31, 2002 compared to EUR 18,274 million under US GAAP.

The most important deviations, compared to US GAAP, are:

- securities available for sale, valued at cost or structurally lower net realizable value under Dutch GAAP, whereas under US GAAP these securities are valued at market price and changes in the unrealized gains or losses are accounted for directly in stockholders' equity.

- goodwill under Dutch GAAP has to be amortized and charged to income, whereas under US GAAP it is no longer amortized, but instead tested for impairment.

Statements of cash flows

all amounts in millions of euros unless otherwise stated

CONSOLIDATED STATEMENTS OF CASH FLOWS *

                                                         ----------------------
                                                               January to March
                                                           2002            2001
                                                         ------          ------
Cash flows from operating
activities:

Net income                                                    9              93
Adjustments to reconcile net
  income to net cash provided by
  operating activities:
Depreciation and amortization                               496             588
Net gain on sale of investments                            (180)            (84)
(Income) loss from unconsolidated
  companies (net of dividends
  received                                                   43             131
Minority interests (net of dividends
  paid)                                                       4               7
Decrease (increase) in working
  capital                                                  (438)           (810)
Increase in non-current
  receivables                                               198              87
Increase in provisions                                     (121)           (173)
Other items                                                 (65)           (188)
-------------------------------------                    ------          ------
NET CASH USED FOR OPERATING
  ACTIVITIES                                                (54)           (349)

Cash flows from investing
  activities:
Purchase of intangible assets
  (software)                                                (38)            (31)
Capital expenditures on property,
  plant and equipment                                      (225)           (753)
Proceeds from disposals of
  property, plant and equipment                             219              27
Proceeds (purchase) from the sale
  of securities and other non-current
  financial assets                                           76              (4)
(Purchase of business) proceeds
  from sale of business                                    (219)            (74)
-------------------------------------                    ------          ------
NET CASH USED FOR INVESTING
  ACTIVITIES                                               (187)           (835)

CASH FLOWS BEFORE FINANCING
  ACTIVITIES                                               (241)         (1,184)


* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

all amounts in millions of euros unless otherwise stated




CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)*

                                                         ----------------------
                                                               January to March
                                                           2002            2001
                                                         ------          ------
Cash flows before financing
activities                                                 (241)         (1,184)

Cash flows from financing activities:
Increase in debt                                             80           1,108
Treasury stock transactions                                  23            (162)
--------------------------------------                   ------          ------

NET CASH PROVIDED BY FINANCING
  ACTIVITIES                                                103             946

DECREASE IN CASH AND CASH
  EQUIVALENTS                                              (138)           (238)
Effect of changes in exchange rates
  and consolidations on cash positions                       21              56
Cash and cash equivalents at
  beginning of the period                                   890           1,089
--------------------------------------                   ------          ------

CASH AND CASH EQUIVALENTS AT END
  OF PERIOD                                                 773             907



* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

         Statement of changes in stockholders' equity

         all amounts in millions of euros unless otherwise stated



CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' equity

                                   --------------------------------------------------------------------------------
                                                                 January to March 2002
                                   --------------------------------------------------------------------------------
                                                                           Accumulated other comprehensive
                                                                                    income (loss)
                                                                  ------------------------------------------------
                                           Capital in                            Available     Minimum
                                   Common   excess of  Retained   Translation     for sale     pension   Cash flow
                                    stock   par value  earnings   differences   securities   liability      hedges
                                   ------  ----------  --------   -----------   ----------   ---------   ---------
Balance as of January 1, 2002         263          13    20,403          (766)         566         (18)         (7)
Net income                                                    9
Net current period change                                                  48         (433)                     (1)
Reclassifications into income                                             (40)         (49)          7
                                                       --------   -----------   ----------   ---------   ---------
TOTAL COMPREHENSIVE INCOME (LOSS)                             9             8         (482)          7          (1)
Dividend payable                                           (459)
Purchase of treasury stock
Re-issuance of treasury stock                       5
Stock options accrual                               4
                                   ------  ----------  --------   -----------   ----------   ---------   ---------
Balance as of March 31, 2002          263          22    19,953          (758)          84         (11)         (8)
                                   ======  ==========  ========   ===========   ==========   =========   =========

                                     January to March 2002
                                   ------------------------



                                    Treasury   Total stock-
                                   shares at       holders'
                                        cost         equity
                                   ---------   ------------
Balance as of January 1, 2002         (1,294)        19,160
Net income                                                9
Net current period change                              (386)
Reclassifications into income                           (82)
                                               ------------
TOTAL COMPREHENSIVE INCOME (LOSS)                      (459)
Dividend payable                                       (459)
Purchase of treasury stock               (22)           (22)
Re-issuance of treasury stock             45             50
Stock options accrual                                     4
                                   ---------   ------------
Balance as of March 31, 2002          (1,271)        18,274
                                   =========   ============

         Product sectors



         all amounts in millions of euros unless otherwise stated

SEGMENT REVENUES AND INCOME FROM OPERATIONS

                          ---------------------------------------------------------------------------------------------
                                                                  January to March
                          ---------------------------------------------------------------------------------------------
                                                        2002                                                       2001
                          ----------------------------------     ------------------------------------------------------
                           segment        Income (loss) from      segment                 Income (loss) from operations*
                                                  operations
                                        --------------------                   ----------------------------------------
                          revenues       amount      as % of     revenues      US GAAP              before      as % of
                                                     segment                     basis        amortization      segment
                                                    revenues                                      goodwill     revenues

Lighting                     1,235          152         12.3        1,307          202                 204         15.6
Consumer Electronics:
  Mainstream CE              2,060           (7)        (0.3)       2,445         (157)               (157)        (6.4)
  Digital Networks              80          (21)       (26.3)         203          (40)                (40)       (19.7)
  Licenses                      84           73         86.9           92           98                  98        106.5
                           -------      -------      -------      -------      -------             -------      -------
                             2,224           45          2.0        2,740          (99)                (99)        (3.6)

DAP                            459           65         14.2          446           53                  56         12.6
Components                     556           19          3.4        1,332          (77)                (77)        (5.8)
Semiconductors               1,143         (103)        (9.0)       1,592          231                 243         15.3
Medical Systems              1,665           27          1.6          824            1                  27          3.3
Miscellaneous                  642          (49)        (7.6)         664           21                  23          3.5
Unallocated                                 (83)                                   (19)                (19)
                           -------      -------                   -------      -------             -------
Total                        7,924           73                     8,905          313                 358
Intersegment revenues         (326)                                  (697)
                           -------                                -------
SALES                        7,598                                  8,208
INCOME FROM OPERATIONS
  AS A % OF SALES                                        1.0                       3.8                              4.4

* For the sake of comparison with 2002, income from operations 2001 is also reported before amortization goodwill.

         Product sectors and main countries

         all amounts in millions of euros unless otherwise stated


SALES AND TOTAL ASSETS

                                  SALES (TO THIRD PARTIES)      TOTAL ASSETS
                                  ------------------------  --------------------
                                          January to March       2002       2001
                                   2002               2001  MARCH 31,  March 31,
                                  -----              -----  ---------  ---------
Lighting                          1,228              1,295      2,954      3,076
Consumer Electronics              2,200              2,685      3,181      4,346
DAP                                 454                440      1,082      1,116
Components                          506                934      4,226      5,795
Semiconductors                    1,010              1,420      8,382      9,450
Medical Systems                   1,664                824      7,955      4,052
Miscellaneous                       536                610      3,196      3,389
Unallocated                                                     7,758      8,638
--------------------              -----              -----  ---------  ---------
TOTAL                             7,598              8,208     38,734     39,862

SALES AND LONG-LIVED ASSETS

                                  SALES (TO THIRD PARTIES)   LONG-LIVED ASSETS *
                                  ------------------------  --------------------
                                          January to March       2002       2001
                                   2002               2001  March 31,  March 31,
                                  -----              -----  ---------  ---------
Netherlands                        380                 385      1,736      1,941
United States                    2,257               2,071      6,993      5,190
Germany                            585                 709        656        733
France                             443                 480        298        495
United Kingdom                     366                 438        202        346
China                              533                 639        499        909
Other countries                  3,034               3,486      2,668      3,380
--------------------              -----              -----  ---------  ---------
TOTAL                            7,598               8,208     13,052     12,994


*  Includes proporty, plant and equipment and intangible assets-net.

                                                    Philips quarterly statistics

  all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

                                                                                 2001
                                -----------------------------------------------------
                                1st quarter   2nd quarter   3rd quarter   4th quarter
                                -----------   -----------   -----------   -----------
Sales                                 8,208         7,682         7,187         9,262
  % increase                             (1)          (16)          (23)          (16)
Income (loss) from operations
  before amortization goodwill          358          (704)         (462)         (407)
  as % of sales                         4.4          (9.2)         (6.4)         (4.4)
  % increase                             --            --            --            --
Income (loss) from operations           313          (745)         (505)         (458)
  as % of sales                         3.8          (9.7)         (7.0)         (4.9)
  % increase                             --            --            --            --
Net income (loss)                        93          (770)         (736)       (1,062)
  % increase                             --            --            --            --
  per common share in euros            0.07         (0.60)        (0.57)        (0.84)

                                                                               2002
                                ---------------------------------------------------
                                1st quarter   2nd quarter  3rd quarter  4th quarter
                                -----------   -----------  -----------  -----------
Sales                                 7,598
  % increase                             (7)
Income (loss) from operations
  before amortization goodwill           73
  as % of sales                         1.0
  % increase                            (80)
Income (loss) from operations            73
  as % of sales                         1.0
  % increase                            (77)
Net income (loss)                         9
  % increase                            (90)
  per common share in euros            0.01



                                   January-      January-      January-      January-      January-   January-   January-  January-
                                      March          June     September      December         March       June  September  December
                                   --------      --------     ---------      --------      --------   --------  ---------  --------
Sales                                 8,208        15,890        23,077        32,339         7,598
  % increase                             (1)           (9)          (14)          (15)           (7)
Income (loss) from operations
  before amortization goodwill          358          (346)         (808)       (1,215)           73
  as % of sales                         4.4          (2.2)         (3.5)         (3.8)          1.0
  % increase                              .            --            --            --           (80)
Income (loss) from operations           313          (432)         (937)       (1,395)           73
  as % of sales                         3.8          (2.7)         (4.1)         (4.3)          1.0
  % increase                             --            --            --            --           (77)
  as a % of net operating
  capital (RONA)                       10.9          (6.9)         (9.3)         (9.3)          2.0
Net income (loss)                        93          (677)       (1,413)       (2,475)            9
  % increase                             --            --            --            --           (90)
  as a % of stockholders'
  equity (ROE)                          2.1          (7.1)         (9.8)        (11.9)          0.2
  per common share in euros            0.07         (0.53)        (1.10)        (1.94)         0.01

                                                            period ending 2001                                   PERIOD ENDING 2002
                                      -----------------------------------------------         -------------------------------------
Inventories as % of sales              15.6          16.0          14.9          13.3          14.0
Average collection period
  of trade receivables
  in months' sales                      1.6           1.7           1.7           1.5           1.7
Net debt : group equity ratio         17:83         20:80         27:73         26:74         28:72
Total employees (in thousands)          219           212           192           189           186

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